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February 27, 2018	Brandon M. Weston T +1 415 315 6356 brandon.weston@ropesgray.com

BY TELEPHONE

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Anu Dubey

Re:	Stone Ridge Trust II (the “Trust”)
File Numbers: 333-220486; 811-22870

Dear Ms. Dubey:

The purpose of this letter is to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided to Ropes & Gray LLP on February 8, 2018 regarding the Trust’s Post-Effective Amendment No. 1 (“PEA No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”) for the Stone Ridge Reinsurance Interval Fund (the “Fund”). PEA No. 1 was filed with the SEC pursuant to Rule 486(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-2 on December 26, 2017, and is scheduled to become effective on March 1, 2018.

Where applicable, the responses below will be reflected in the Trust’s Registration Statement, which will be filed on Form N-2 on or before March 1, 2018. For your convenience in reviewing the Fund’s responses, your comments and suggestions are summarized below and are each immediately followed by the Fund’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus

Cover

1.

Staff Comment: For the Fund’s 80% investment policy adopted in accordance with Rule 35d-1 (the “Name Policy”) under the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the Fund’s investments in derivatives, please confirm the Fund uses the market value of the derivatives for purposes of determining whether the Fund complies with its Name Policy.

Response: The Fund confirms that it values its derivative positions using their market value for purposes of determining whether the Fund complies with its Names Policy.

2.	Staff Comment: The Staff notes that the below disclosure appears under the fourth bullet point, under the “Investment Adviser” heading:

There is no assurance that the Fund will be able to maintain a certain level of distributions.

Please clarify that the Fund may not be able to make any distributions.

Response: The Fund has made the following revision to this language: “There is no assurance that the Fund will be able to maintain a certain level of, or at any particular time make any, distributions.”

Prospectus Summary

3.	Staff Comment: In the third full paragraph of page three of the prospectus, the Staff notes the following disclosure:

Investments in Excess of Loss Notes provide exposure to a form of reinsurance pursuant to which one party (typically an insurer or reinsurer) purchases protection against losses that exceed a specified threshold up to a set limit.

Please clarify who issues the Excess of Loss Notes.

Response: The reinsurance-related securities in which the Fund invests, including Excess of Loss Notes, are typically issued by a special purpose vehicle (“SPV”). The Fund notes that an earlier paragraph on page three of the Prospectus makes this disclosure to investors:

The reinsurance-related securities in which the Fund typically invests are preferred shares or notes issued by a special purpose vehicle (“SPV”) whose performance is tied to underlying reinsurance transaction(s), including Quota Share Notes, Excess of Loss Notes and ILW Notes. The Fund, as holder of a note or preferred share issued by the SPV, would be entitled to participate in the underwriting results and investment earnings associated with the SPV’s underlying reinsurance contracts.

4.

Staff Comment: On page three, the description of ILW Notes discloses that the “Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the sponsor and the occurrence or non-occurrence of the trigger event.” Consider adding similar disclosure in the descriptions of Excess of Loss Notes to more clearly describe the effect to the Fund.

Response: The Fund has added the following language to the Prospectus in the paragraph describing Excess of Loss Notes: “The Fund, as a holder of an Excess of Loss Note, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims, up to the total amount invested.”

5.	Staff Comment: The Staff notes that the first paragraph on page four includes the following disclosure:

The Fund may also enter into other types of investments that enable the Fund to provide risk transfer services, as the Adviser may consider appropriate from time to time, including participating in Lloyd’s syndicates.

Please provide additional disclosure describing what Lloyd’s syndicates are.

Response: The following additional language has been added to this paragraph: “A Lloyd’s syndicate supports a group of underwriters who participate in the Lloyd’s insurance market to insure and spread the risks of different businesses, organizations and individuals.”

6.

Staff Comment: In an appropriate place, please disclose that each wholly-owned and controlled subsidiary of the Fund (a “Subsidiary”) complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act.

Response: The Fund confirms that each Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The Fund respectfully notes that this disclosure is not required and, as the Fund does not believe that this disclosure would be meaningful or helpful to investors, the Fund has respectfully determined not to make disclosure changes at this time.

7.

Staff Comment: If the Fund made distributions which were treated as return of capital during the last fiscal year, please add disclosure summarizing the discussion of return on capital distributions on page 49.

Response: The Fund did not make any distributions that were treated as return of capital in its last fiscal year and, therefore, does not plan to make disclosure changes to this section at this time.

Management of the Fund

8.	Staff Comment: The Staff notes that the following language appears in the third paragraph of page 37:

Stone Ridge may voluntarily reimburse any fees and expenses of the Fund but is under no obligation to do so.

The sixth bullet point in the prospectus cover states that reimbursements are subject to recoupment by Stone Ridge.

Distributions may also be funded in significant part from voluntary expense reimbursements and waivers by the Fund’s affiliates that are subject to repayment to them. The repayment of any amounts owed to affiliates will reduce the distributions to which future shareholders would otherwise be entitled.

If the prospectus cover disclosure is accurate, please disclose in paragraph three of page 37 that reimbursements by the Adviser are subject to recoupment and any limitations on that recoupment (e.g., time period, amounts).

Response: The referenced bullet point on the prospectus cover has been removed.

Shareholder Guide – Distribution and Servicing Arrangements

9.	Staff Comment: The Staff notes that the below disclosure appears under the “Distribution and Servicing Plan” header:

. . . (ii) activities or expenses primarily intended to result in the sale of Shares (fees for such services, if any, “distribution fees”). The Fund does not believe that any portion of fees currently paid to financial intermediaries are distribution fees.

Please explain the basis under which this Fund might pay distribution fees.

Response: Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose an asset-based distribution fee.

Shareholder Guide – How to Buy Shares

10.	Staff Comment: Under the Involuntary Redemptions disclosure, please add disclosure clarifying the meaning of the below statement:

In addition, the Fund reserves the right to redeem an account if the shareholder does not satisfy the eligibility requirements described herein.

Response: The Fund has made the following revision to this language: “In addition, the Fund reserves the right to redeem an account if the shareholder does not satisfy the eligibility requirements described herein, either at the time of purchase or any time thereafter.”

11.

Staff Comment: The Staff notes that the language referenced in Staff Comment 10 implies that the Fund may make mandatory repurchases. Please explain supplementally how the Fund’s ability to repurchase shares in these situations is consistent with Rule 23c-2 under the 1940 Act, which requires that a closed-end fund redeem shares in a non-discriminatory manner.

Response: The Fund would exercise its option to redeem Shares, for example, in order to prevent such Shares from being held by individuals that do not qualify as Eligible Investors. The Fund believes these circumstances present a clear rationale for a mandatory repurchase and would not result in the Fund repurchasing shares in a discriminatory manner under 23c-2.

Statement of Additional Information

12.	Staff Comment: In the fourth through seventh line of page 15, the Staff notes the following disclosure:

. . . if the Fund writes a physically settled put option, it will typically segregate or earmark liquid assets equal to the exercise price of the option, less margin on deposit or hold the reference instrument directly; if the Fund writes a cash settled put option, it will typically segregate or earmark liquid assets equal to the amount the option is in the money (meaning the difference between the exercise price of the option and the current market price of the reference instrument, when the exercise price of the option is higher than the market price of the reference instrument), marked to market on a daily basis, less margin on deposit.

Please revise this language to be consistent with the segregation requirements for options sold under the no-action relief provided in Dreyfus Strategic Investing & Dreyfus Strategic Income (June 22, 1987). In particular, the revision should clarify that for options sold, the Fund must segregate liquid assets equal to the strike price of the put option (less any margin on deposit).

Response: For purposes of meeting asset segregation requirements in respect of options sold, the Fund earmarks or segregates liquid assets equal to the strike price of the put option (less any margin on deposit). Accordingly, the disclosure has been revised as follows:

. . . if the Fund writes a ~~physically settled~~ put option, it will typically segregate or earmark liquid assets equal to the ~~exercise~~ strike price of the option, ~~less margin on deposit or hold the reference instrument directly; if the Fund writes a cash settled put option, it will typically segregate or earmark liquid assets equal to the amount the option is in the money (meaning the difference between the exercise price of the option and the current market price of the reference instrument, when the exercise price of the option is higher than the market price of the reference instrument), marked to market on a daily basis,~~ less margin on deposit.

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Should members of the Staff have any questions or comments, they should contact the undersigned at (415) 315-6356 or brandon.weston@ropesgray.com

Very truly yours,

/s/ Brandon Weston

Brandon Weston

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC
James T. Rothwell, Stone Ridge Asset Management LLC
Gregory C. Davis, Ropes & Gray LLP
Elizabeth J. Reza, Ropes & Gray LLP